

02007850

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OMB APPROVAL
OMB # 3235-0123
Expires May 31, 1987

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-24193

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

S.E.C.
MAR 13 2002
505

NAME OF BROKER-DEALER:
CLFS Securities, Inc.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
925 Euclid Ave., Suite 645
(No. and Street)
Cleveland, Ohio 44115
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James A. Kaval 216-781-6650
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)
PLANTE & MORAN, LLP
1422 Euclid Ave., Suite 430, Cleveland, Ohio 44115
(ADDRESS) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

1410 (11-84)

OATH OR AFFIRMATION

I, James A. Kaval, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLFS Securities, Inc., as of December 31 XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President
Title



Notary Public

SARA K. BALCH
NOTARY PUBLIC, STATE OF OHIO
MY COMISSION EXPIRES NOVEMBER 13,2002

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

plante
moran

Plante & Moran, LLP
430 Hanna Building
1422 Euclid Ave.
Cleveland, OH 44115
Tel: 216.523.1010
Fax: 216.523.1025
www.plantemoran.com

Independent Auditor's Report

To the Stockholder
CLFS Securities, Inc.
Cleveland, Ohio

In planning and performing our audit of the financial statements of CLFS Securities, Inc. for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Our consideration of the internal control was only a part of our overall audit plan and was not intended to be a complete review of all of the Company's accounting procedures; therefore, it would not necessarily disclose all reportable conditions or other comments for improvement. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, Board of Directors, management, and others within the organization.

Plante & Moran, LLP

Cleveland, Ohio
January 21, 2002


RECEIVED
MAR 1 3 2002
365

CLFS Securities, Inc.

Financial Report with Additional Information December 31, 2001

CLFS Securities, Inc.

Contents

plante
moran

Plante & Moran, LLP
430 Hanna Building
1422 Euclid Ave.
Cleveland, OH 44115
Tel: 216.523.1010
Fax: 216.523.1025
www.plantemoran.com

Independent Auditor's Report

To the Stockholder
CLFS Securities, Inc.

We have audited the accompanying modified cash basis statement of financial condition of CLFS Securities, Inc. as of December 31, 2001 and the related statements of revenue collected, expenses paid, and changes in retained earnings, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of CLFS Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4, CLFS Securities, Inc. changed its basis of accounting to the modified cash basis in 2001. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CLFS Securities, Inc. as of December 31, 2001 and its revenue collected, expenses paid, and changes in retained earnings, its cash flows, and the changes in its liabilities subordinated to claims of general creditors for the years then ended, on the modified cash basis of accounting described in Note 4.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, LLP

January 21, 2002

A member of


mri

A worldwide association of independent accounting firms

CLFS Securities, Inc.

Statement of Financial Condition - Modified Cash Basis
December 31, 2001

Form X-17A-5 Line		
	Assets - Current	
1	Cash and cash equivalents	$ 5,638
4D	Investments	7,500
	Total assets	**$ 13,138**
	Stockholder's Equity	
23B	Common stock - No par value:	
	Authorized - 500 shares	
	Issued - 280 shares	
	Outstanding - 154 shares	$ 13,440
23C	Additional paid-in capital	7,721
23D	Retained earnings	36,023
	Total	57,184
23F	Less: Treasury stock - 126 shares	44,046
24	Total stockholder's equity	**$ 13,138**

See Notes to Financial Statements.

plante moran

CLFS Securities, Inc.

Statement of Revenue Collected, Expenses Paid, and Changes in Retained Earnings
Year Ended December 31, 2001

Form X-17a-5 Line		
7	**Revenue** - Management and supervisory fees	$ 3,750
	Operating Expenses	
14	Administrative fees	2,400
15	Legal and accounting	1,470
14	Licenses and fees	1,015
15	Insurance	362
15	Bank service charges	57
14	Taxes, other than federal and state income taxes	8
	Total operating expenses	5,312
	Operating Loss	(1,562)
8	Unrealized gain on investments	-
8	Interest income	330
	Net Loss	(1,232)
	Retained Earnings - Beginning of year (Note 4)	37,255
	Retained Earnings - End of year	**$ 36,023**

CLFS Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2001

Net Decrease in Cash - Net loss	$ (1,232)
Cash and Cash Equivalents - January 1, 2001	6,870
Cash and Cash Equivalents - December 31, 2001	**$ 5,638**

See Notes to Financial Statements.

plante moran

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance - January 1, 2001	$ -
Increase	-
Decrease	-
Balance - December 31, 2001	$ -

Note 1 - Summary of Significant Accounting Policies

CLFS Securities, Inc. (the "Company") was incorporated on July 1, 1975 in the state of Ohio for the purpose of underwriting publicly offered securities. Significant accounting policies followed by the Company are presented below:

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments - Investments consist of marketable equity securities reported at fair value. Unrealized appreciation or depreciation in fair value is recognized in earnings.

Income Taxes - The Company has elected to be taxed as a Subchapter S Corporation under the Internal Revenue Code. S Corporation status provides for corporate taxable income to be passed through and taxed at the stockholder level.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equivalent to the greater of $5,000 or 1/15th of aggregate indebtedness. At December 31, 2001, there was no aggregate indebtedness and the Company's net capital was $5,638, which exceeded the capital requirements of $5,000 by $638. The Division of Securities from the State of Ohio requires the Company to maintain a net worth requirement of not less than $10,000.

Note 3 - Related Party Transactions

The Company paid administrative fees to a company related by common ownership totaling $2,400 for the year ended December 31, 2001.

Note 4 - Accounting Change

Effective January 1, 2001, the Company changed its basis of accounting from the accrual basis to the modified cash basis of accounting. The Company believes that the cash receipts and disbursements method more accurately represents the Company's operations. The effect of this change in accounting basis was to decrease retained earnings at January 1, 2001 by $4,350.

Additional Information

CLFS Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2001

Form X-17A-5 Line		
	Computation of Net Capital	
1	Total stockholder's equity from statement of financial condition	$ 13,138
2	Less stockholder's equity not allowable for net capital	-
3	Total stockholder's equity qualified for net capital	13,138
6A	Total nonallowable assets	7,500
8	Net capital before haircuts on security positions	5,638
9	Haircuts on securities pursuant to 15(c)3-1(f)	-
10	Net capital	**$ 5,638**
	Computation of Basic Net Capital Requirement	
11	Minimum net capital required ($0 x 6 2/3%)	$ -
12	Minimum dollar requirement	5,000
13	Net capital requirement	5,000
14	Excess net capital at 150%	**$ 638**
15	Excess net capital at 100%	**$ 5,638**
	Aggregate Indebtedness	
16 and 19	Aggregate indebtedness liabilities	**$ -**
20	Percent of aggregate indebtedness to net capital	- %
21	Percent of debt to debt-equity computed in accordance with Rule 15c3-1(d)	- %

CLFS Securities, Inc.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2001

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

Information Relating to the Possession and Control Requirements Pursuant to Rule 15c3-3 December 31, 2001

Not required to prepare under Reg. Section 240.15c3-3(k)(2)(B)

Schedule of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act December 31, 2001

Not required to prepare. CLFS Securities, Inc. does not effect trades in the commodity markets.

CLFS Securities, Inc.

Reconciliation Pursuant to Rule 17a-5(d)(4)
Year Ended December 31, 2001

Form X-17A-5 Line		Audited	Unaudited	Increase (Decrease)
	Computation of Net Capital			
1	Total stockholder equity from statement of financial condition	$ 13,138	$ 13,138	$ -
6A	Less deductions	7,500	7,500	-
10	Net capital	**$ 5,638**	**$ 5,638**	**$ -**
	Computation of Basic Net Capital Requirements			
11	Minimum net capital required	**$ -**	**$ -**	**$ -**
12	Minimum dollar requirement	**$ 5,000**	**$ 5,000**	**$ -**
13	Net capital requirement	**$ 5,000**	**$ 5,000**	**$ -**
14	Excess net capital:			
	Net capital	$ 5,638	$ 5,638	$ -
	Less net capital requirement	5,000	5,000	-
	Total	**$ 638**	**$ 638**	**$ -**
15	Excess net capital at 1000%	**$ 5,638**	**$ 5,638**	**$ -**
	Computation of Aggregate Indebtedness			
	Aggregate indebtedness liabilities	$ -	$ -	$ -
16 and 19	Percent of aggregate indebtedness to net capital	- %	- %	- %
20	Percent debt to debt-equity computed in accordance with Rule 15c3-1(d)	- %	- %	- %

plante moran